UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                              The Energy Group PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Ordinary Shares of 10p Each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   292691 10 2
             -------------------------------------------------------
                                 (CUSIP Number)


                               Richard T. O'Brien
                                   PacifiCorp
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 19, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                          1 of 5

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 292691 10 2                                          Page 2 of 5 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp
      93-0246090
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      AF, BK
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               0 shares
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               0 shares
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          2 of 5

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 292691 10 2                                          Page 3 of 5 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Acquisitions
      98-0173776
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      AF, BK
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               0 shares
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               0 shares
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          3 of 5

     PacifiCorp Acquisitions and PacifiCorp hereby amend their Schedule 13D, originally filed on March 12, 1998, with respect to their acquisition of more than five percent of the outstanding Ordinary Shares of 10p each of The Energy Group PLC, a public limited company organized under the laws of England and Wales, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) and (c) On May 19, 1998, PacifiCorp Acquisitions tendered 45,987,079 Energy Group Shares, for 840 pence per share, to Texas Utilities in connection with its tender offer for all Energy Group Shares and Energy Group ADSs. As a result of this disposition, PacifiCorp Acquisitions currently beneficially owns no Energy Group Shares, representing zero percent of the outstanding share capital of TEG.

     (b) and (d) Not applicable.

     (e) PacifiCorp and PacifiCorp Acquisitions ceased to be the beneficial owners of more than five percent of the Energy Group Shares on May 19, 1998.

                                                                          4 of 5

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 1998

                                           PACIFICORP



                                           By:  W.E. PERESSINI
                                                --------------------------------
                                                W.E. Peressini
                                                Vice President and
                                                Treasurer


                                           PACIFICORP ACQUISITIONS



                                           By:  W.E. PERESSINI
                                                --------------------------------
                                                W.E. Peressini
                                                Deputy Chief Finance Officer

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